Exhibit 99.1

VALNEVA SE

Campus Bio-Ouest | 6, Rue Alain Bombard
44800 Saint-Herblain, France

Valneva Reports H1 2022 Results and Provides Corporate Updates

Excellent progress on late-stage clinical programs

Lyme Disease Vaccine Candidate VLA15

●	Phase 3 study initiated in August 2022[1]
●	Further positive Phase 2 results reported, including first pediatric data[2]

Single-Shot Chikungunya Vaccine Candidate VLA1553

●	Initiation of rolling submission for Biologics License Application (BLA) with the U.S. Food and Drug Administration (FDA) imminent
●	Final positive pivotal Phase 3 results reported[3]
●	Final positive lot-to-lot consistency Phase 3 results reported[4]

Four marketing authorizations granted for inactivated COVID-19 vaccine

●	First Standard Marketing Authorization granted in Europe by the European Medicines Agency (EMA)[5]
●	Conditional Marketing Authorization granted in the United Kingdom (UK) by the Medicines and Healthcare products Regulatory Agency (MHRA)[6] and Emergency Use Authorizations granted in the Kingdom of Bahrain[7] and the United Arab Emirates (UAE)[8]

H1 revenue and cash

●	Total revenue of €93.2 million in the first half of 2022 compared to €47.5 million in the first half of 2021
○	Includes product sales of €33.3 million (vs €31.8 million in the first half of 2021) with first COVID-19 vaccine sales of €3.8 million
○	€59.9 million of other revenues (vs €15.7 million in the first half of 2021)
●	Cash position of €336.2 million as of June 30, 2022
○	Includes €90.5 ($95) million of proceeds from Pfizer’s investment in Valneva via an equity subscription agreement[9]

Updated FY 2022 Financial Guidance

●	Valneva expects total revenues to reach €340 million to €360 million in 2022 noting the continued recovery of travel vaccine sales, the revenue recognition linked to the EC and UK supply contracts and the recently revised Advance Purchase Agreement (APA) with the European Commission for the Company’s COVID-19 vaccine.

1 Pfizer and Valneva Initiate Phase 3 Study of Lyme Disease Vaccine Candidate VLA15

2 Valneva and Pfizer Report Positive Phase 2 Pediatric Data for Lyme Disease Vaccine Candidate - Valneva

3 Valneva Successfully Completes Pivotal Phase 3 Trial of Single-Shot Chikungunya Vaccine Candidate – Valneva

4 Valneva Successfully Completes Lot-to-Lot Consistency Trial for its Single-Shot Chikungunya Vaccine Candidate - Valneva

5 Valneva Receives Marketing Authorization in Europe for Inactivated Whole-Virus COVID-19 Vaccine VLA2001

6 Valneva Receives Conditional Marketing Authorization from UK MHRA for its Inactivated COVID-19 Vaccine – Valneva

7 Valneva Receives Emergency Use Authorization from Bahrain for its Inactivated COVID-19 Vaccine VLA2001 – Valneva

8Valneva Receives Emergency Use Authorization from the United Arab Emirates for its Inactivated COVID-19 Vaccine

9 Valneva and Pfizer Enter into an Equity Subscription Agreement and Update Terms of Collaboration Agreement for Lyme Disease Vaccine Candidate VLA15

August 11, 2022	VALNEVA SE

●	Product sales of the Company’s travel vaccine franchise are expected to reach €70 million to €80 million while COVID-19 product sales are expected to reach €30 million to €40 million.
●	Other Revenues are expected to reach approximately €240 million and will be mainly COVID-19 related. Other non-COVID-19 related revenues will be negative in 2022 due to the increased refund liability linked to the amendment of the VLA15 collaboration and license agreement with Pfizer. COVID-19 related Other Revenues will have no cash impact in 2022 and relate to revenues recognized in relation to the UK and EC Advance Purchase Agreements.
●	Valneva expects R&D expenses of €120 million to €135 million in 2022. The Company will continue investing in progressing its two leading, late-stage investigational vaccines against Lyme disease and chikungunya in the second half of 2022. Valneva will invest in further development of its current or any potential second-generation COVID-19 vaccine only if it receives the necessary funding or commitments to such funding during the third quarter of 2022. The Company also remains committed to further expanding its R&D pipeline, including through the advancement of some of the Company´s pre-clinical candidates towards clinical entry.

Financial Information

(unaudited results, consolidated per IFRS)

€ in million	6 months ending June 30
	2022	2021
Total revenues	93.2	47.5
Product sales	33.3	31.8
Net loss	(171.5)	(86.4)
Adjusted EBITDA loss	(136.0)	(80.1)
Cash (at end of period)	336.2	346.7

Saint-Herblain (France), August 11, 2022 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today reported consolidated financial results for the first half of the year, ended June 30, 2022. The half year financial report, including the condensed consolidated interim financial report and the half year management report, is available on the Company’s website (Financial Reports – Valneva).

Valneva will provide a live webcast of its half year financial results conference call beginning at
3 p.m. CEST or 9 a.m. EDT today. This webcast will also be available on the Company’s website. Please refer to this link: https://edge.media-server.com/mmc/p/gpxqaier

Thomas Lingelbach, Valneva’s Chief Executive Officer, commented, “Valneva continued to achieve significant R&D milestones in the first half of the year. Our updated Lyme disease collaboration agreement with Pfizer included a substantial equity investment which we see as a strong sign of confidence and recognition of our vaccine expertise, and the recent Phase 3 initiation brings us a step closer to a potential vaccine solution against Lyme disease. Our chikungunya vaccine program successfully met all Phase 3 clinical endpoints, readying us for BLA submission. Our COVID-19 vaccine became the first to receive full marketing authorization in Europe, and we look forward to delivering the first doses in Europe in the coming weeks. However, given the revised volume of orders from the EU Member States, we are evaluating how to re-shape our operations. Looking at our other commercial products, we are seeing a faster recovery than expected in the travel vaccine market and demand may even exceed our current supply capacity in the later part of the year. I would like to take this opportunity to thank our shareholders, partners and employees for their ongoing support and contribution.”

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Clinical Stage Vaccine Candidates

LYME DISEASE VACCINE CANDIDATE – VLA15

Phase 3 study initiated

Valneva and Pfizer are developing VLA15, a Lyme disease vaccine candidate that targets the outer surface protein A (OspA) of Borrelia burgdorferi, the bacteria that cause Lyme disease. The vaccine candidate covers the six OspA serotypes expressed by Borrelia burgdorferi sensu lato species that are prevalent in North America and Europe.

In August 2022, Valneva and Pfizer announced the initiation of a Phase 3 clinical study, “Vaccine Against Lyme for Outdoor Recreationists (VALOR)” (NCT NCT05477524), to investigate the efficacy, safety and immunogenicity of VLA15 in approximately 6,000 participants five years of age and older in highly endemic regions in the United States and Europe. As per the terms of the collaboration agreement between the two companies, Valneva will receive a $25 million milestone payment from Pfizer within 60 days following initiation of the Phase 3 study.

Pending successful Phase 3 completion, Pfizer could potentially submit a Biologics License Application (BLA) to the U.S. Food and Drug Administration (FDA) and a Marketing Authorization Application (MAA) to the European Medicines Agency (EMA) in 2025.

Valneva and Pfizer entered into a collaboration agreement in April 2020 to co-develop VLA1510. In June 2022, the terms of this collaboration were updated, and Pfizer invested €90.5 ($95) million in Valneva as part of an Equity Subscription Agreement11. If approved, Pfizer will commercialize VLA15 and Valneva will be eligible to receive substantial milestone and royalty payments.

CHIKUNGUNYA VACCINE CANDIDATE – VLA1553

Initiation of BLA rolling submission with U.S. FDA imminent

VLA1553 is a live-attenuated, single-dose vaccine candidate against the chikungunya virus, a mosquito-borne virus that has spread to more than 100 countries with the potential to rapidly expand further. There are currently no preventive vaccines or effective treatments for the chikungunya virus available and VLA1553 is currently the only chikungunya vaccine candidate that successfully completed primary analysis in a pivotal Phase 3 study.

Valneva reported final pivotal Phase 3 data in March 202212 and final lot-to-lot consistency results in May 202213, enabling BLA submission with the FDA. Valneva expects initiation of the rolling submission for approval of VLA1553 in persons aged 18 years and above imminently. This rolling BLA submission will be part of the accelerated approval pathway agreed upon with the FDA in 202014.

10 Valneva and Pfizer Announce Collaboration to Co-Develop and Commercialize Lyme Disease Vaccine, VLA15

11 Valneva and Pfizer Enter into an Equity Subscription Agreement and Update Terms of Collaboration Agreement for Lyme Disease Vaccine Candidate VLA15

12 Valneva Successfully Completes Pivotal Phase 3 Trial of Single-Shot Chikungunya Vaccine Candidate – Valneva

13 Valneva Successfully Completes Lot-to-Lot Consistency Trial for its Single-Shot Chikungunya Vaccine Candidate - Valneva

14 Valneva Reports Positive End-of-Phase 2 Chikungunya Meeting with the U.S. FDA; Sets Stage for Phase 3 Study

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Valneva is currently targeting the end of 2022 for completion of the BLA submission. Once all portions of the application have been submitted and if the FDA has accepted the filing, the FDA will determine priority review eligibility and the action date upon which the FDA will complete its evaluation. The program received FDA Fast Track and Breakthrough Therapy designations in 2018 and 2021, respectively. VLA1553 was also granted PRIority MEdicine (PRIME) designation by the European Medicines Agency (EMA) in 2020, and Valneva currently plans to make regulatory submissions for VLA1553 in Europe in the first half of 2023.

A clinical trial of VLA1553 in adolescents is currently ongoing in Brazil15, which may support future regulatory submissions and label extensions following a potential initial regulatory approval in adults in the US. Conducted by Instituto Butantan and funded by the Coalition for Epidemic Preparedness Innovations (CEPI), the trial is also expected to support licensure of the vaccine in Brazil, which would be the first potential approval for use in an endemic region.

Pre-Clinical Vaccine Candidates

The Company plans to advance research and development activities relating to two of its pre-clinical assets, VLA1554 and VLA2112. VLA1554 is a vaccine candidate targeting the human metapneumovirus (hMPV), which is a major worldwide respiratory pathogen that causes acute upper and lower respiratory tract infection in children and is also a common cause of morbidity and mortality in immunocompromised patients and older adults. VLA1554 is currently in pre-clinical proof of concept studies. VLA2112 is a vaccine candidate targeting the Epstein-Barr virus, which is one of the most common human viruses and can cause infectious mononucleosis and other illnesses. VLA2112 is currently in a late-stage evaluation phase.

Marketed Vaccines

JAPANESE ENCEPHALITIS VACCINE (IXIARO®/JESPECT®)

IXIARO® is the only Japanese encephalitis vaccine licensed and available in the U.S., Canada and Europe.

In the first half of 2022, IXIARO®/JESPECT® sales were €12.3 million compared to €25.4 million in the first half of 2021, as a result of the planned delivery schedule to the U.S. Department of Defense. This decrease was partly offset by the private travel markets, which showed significant recovery with IXIARO®/JESPECT® sales reaching €11.3 million in the first half of 2022 compared to €3.1 million in the first half of 2021.

CHOLERA / ETEC16-DIARRHEA VACCINE (DUKORAL®)

DUKORAL® is an oral vaccine for the prevention of diarrhea caused by Vibrio cholerae and/or heat-labile toxin producing ETEC17, the leading cause of travelers’ diarrhea. DUKORAL® is authorized for use in the European Union and Australia to protect against cholera, and in Canada, Switzerland, New Zealand and Thailand to protect against cholera and ETEC.

15 Valneva Announces Initiation of Adolescent Phase 3 Trial for its Single-Shot Chikungunya Vaccine Candidate – Valneva

16 Indications differ by country - Please refer to Product / Prescribing Information (PI) / Medication Guide approved in your respective countries for complete information, incl. dosing, safety and age groups in which this vaccine is licensed, ETEC = Enterotoxigenic Escherichia coli (E. Coli) bacterium.

17 Enterotoxigenic Escherichia coli (ETEC) is a type of Escherichia coli and one of the leading bacterial causes of diarrhea in the developing world,[1] as well as the most common cause of travelers’ diarrhea.

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In the first half of 2022, DUKORAL® sales increased to €5.8 million compared to €0.4 million in the first half of 2021, also benefitting from the significant recovery in the private travel markets.

SARS-CoV-2 INACTIVATED WHOLE-VIRUS VACCINE

Valneva’s COVID-19 vaccine is the only inactivated whole-virus COVID-19 vaccine to receive marketing authorization in Europe18 and the only COVID-19 vaccine to receive a full marketing authorization in Europe. It is produced using Valneva’s established Vero-cell platform, leveraging the manufacturing technology for the Company’s commercial Japanese encephalitis vaccine, IXIARO®.

During the first half of the year, Valneva’s COVID-19 vaccine was also granted conditional marketing authorization in the United Kingdom19 and emergency use authorization in the United Arab Emirates20 and Kingdom of Bahrain21. The vaccine generated sales of €3.8 million during the first six months of 2022.

In July 2022, Valneva announced an amendment to the APA it signed with the EC in November 202122. The amended APA includes orders of 1.25 million doses of the vaccine, with the option to purchase an equivalent quantity later this year for delivery in 2022. This amendment followed remediation discussions based on the EC’s notice of intent23 to terminate the initial APA for doses in 2022 and optional doses for 2023.

First vaccine doses are currently expected to be delivered to participating EU Member States (Germany, Austria, Denmark, Finland, and Bulgaria) in August 2022. Valneva will retain inventory for potential additional supply to these EU Member States should demand increase and, in parallel, Valneva will continue discussions on potential additional supply and financing agreements with various other governments around the world. Valneva will aim to deploy approximately eight to ten million doses of remaining inventory into international markets. Given that the vaccine’s shelf life is expected to be gradually extended from the current 15 months to at least 24 months over time, the Company will seek to deploy its inventory doses in the next six to twelve months.

In light of the reduced order volume from EU Member States, Valneva has suspended manufacturing of the vaccine and recognized write-downs of €100.6 million as of June 30, 2022 relating to existing inventory acquired to produce and supply volumes under the original EC APA. Valneva is also evaluating its COVID-19 program and associated activities and will re-shape its operations accordingly. In addition, Valneva and IDT Biologika (IDT) are discussing potential ways of terminating their drug substance manufacturing agreement in light of the suspended manufacturing of Valneva’s COVID-19 vaccine. Valneva will continue certain ongoing clinical trials, in particular on the potential use of the vaccine as a booster. Valneva will invest in further development of the vaccine or second-generation COVID-19 vaccine candidate only if it receives the necessary funding or commitments to such funding during the third quarter of 2022.

18 Valneva Receives Marketing Authorization in Europe for Inactivated Whole-Virus COVID-19 Vaccine VLA2001

19 Valneva Receives Conditional Marketing Authorization from UK MHRA for its Inactivated COVID-19 Vaccine – Valneva

20 Valneva Receives Emergency Use Authorization from the United Arab Emirates for its Inactivated COVID-19 Vaccine

21 Valneva Receives Emergency Use Authorization from Bahrain for its Inactivated COVID-19 Vaccine VLA2001 – Valneva

22 Valneva Signs Purchase Agreement with European Commission for its Inactivated COVID-19 Vaccine VLA2001

23 Valneva Receives Notice of European Commission’s Intent to Terminate COVID-19 Vaccine Purchase Agreement – Valneva

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THIRD-PARTY DISTRIBUTION

Valneva distributes certain third-party vaccines in countries where it operates its own marketing and sales infrastructure. In June 2020, the Company entered into a distribution agreement with Bavarian Nordic, pursuant to which it agreed to commercialize Bavarian Nordic’s marketed vaccines for rabies (Rabipur®/RabAvert®) and tick-borne encephalitis, leveraging its commercial infrastructure in Canada, the United Kingdom, France and Austria.

In the first half of 2022, third party product sales increased by 93.5% to €11.5 million from €5.9 million in the first half of 2021.

First Half 2022 Financial Review24

(Unaudited, consolidated under IFRS)

Revenues

Valneva’s total revenues were €93.2 million in the first half of 2022 compared to €47.5 million in the first half of 2021, an increase of 96.3%.

Product sales, including COVID-19 vaccine sales, increased by 5.0% to €33.3 million in the first half of 2022 compared to €31.8 million in the first half of 2021. Foreign currency fluctuations contributed positively to €2.6 million of the change in product sales. Product sales from our commercial products amounted to €29.5 million in the first half of 2022, a decrease of 7.0% compared to the first half of 2021. Product sales related to COVID-19 amounted to €3.8 million.

IXIARO®/JESPECT® sales decreased by 51.7% to €12.3 million in the first half of 2022 compared to €25.4 million in the first half of 2021, primarily as a result of the planned delivery schedule to the DoD during the period. Foreign currency fluctuations contributed positively to €2.4 million of the change in IXIARO® product sales. This was partly offset by the private travel markets, which showed significant recovery with IXIARO®/JESPECT® sales reaching €11.3 million in the first half of 2022 compared to €3.1 million in the first half of 2021. DUKORAL® also benefited from this recovery as sales increased significantly to €5.8 million in the first half of 2022 compared to €0.4 million in the first half of 2021. COVID-19 vaccine sales amounted to €3.8 million resulting from shipments of the vaccine to Bahrain. Third Party product sales increased by 93.5% to €11.5 million in the first half of 2022 from €5.9 million in the first half of 2021, driven by growth related to Valneva’s distribution agreement with Bavarian Nordic for the sales of Rabipur®/RabAvert® and Encepur®.

Other revenues, including revenues from collaborations, licensing and services, amounted to €59.9 million in the first half of 2022 compared to €15.7 million in the first half of 2021. This increase is attributable to €89.4 million released from the refund liability as a result of the settlement with the UK government achieved in the second quarter of 2022, partially offset by €36.1 million of negative revenue resulting from an increase in the refund liability linked to the amendment to the VLA15 collaboration and license agreement with Pfizer.

Operating Result and adjusted EBITDA

Costs of goods and services sold (COGS) were €171.5 million in the first half of 2022. The gross margin on commercial product sales amounted to 58.3% compared to 39.2% in the first half of 2021. COGS of €3.6 million were related to IXIARO® product sales, yielding a product gross margin of 70.4%. COGS of €1.3 million were related to DUKORAL® product sales, yielding a product gross margin of 77.8%, which was positively impacted by provision releases resulting from reduced expiry risks on inventory. Of the remaining COGS in the first half of 2022, €7.4 million were related to the Third Party products distribution business, €154.9 million to the COVID-19 vaccine business and €4.3 million to cost of services. COGS of the COVID-19 vaccine program included effects from the significant reduction of sales volumes to EC Member States. In the first half of 2021, overall COGS were €34.8 million, of which €23.5 million related to cost of goods and €11.3 million related to cost of services.

24 Further details about the results presented below are available in the Company’s half year report

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Research and development expenses amounted to €51.9 million in the first half of 2022, compared to €78.7 million in the first half of 2021. This decrease was mainly driven by lower clinical trials costs for Valneva’s chikungunya and COVID-19 vaccine program as those advanced towards licensure. Marketing and distribution expenses in the first half of 2022 amounted to €7.8 million compared to €9.6 million in the first half of 2021. Marketing and distribution expenses in the first half of 2022 notably included €2.2 million of expenses related to the launch preparation costs for Valneva’s chikungunya vaccine candidate, VLA1553, compared to €2.0 million in the first half of 2021. In the first half of 2022, general and administrative expenses declined to €16.0 million from €20.9 million in the first half of 2021. COGS, research and development, marketing and distribution as well as general and administrative expenses benefited from a non-cash accrual adjustment to income of €17.8 million related to the positive effect of the Company’s share price development on the employee share-based compensation programs. This income compares to a cost of €7.3 million in the first half of 2021.

Other income, net of other expenses, reduced to €3.6 million in the first half of 2022 from €10.4 million in the first half of 2021. This decrease was mainly driven by reduced R&D tax credits directly resulting from lower R&D spending and an increase of expenses related to the provision for the ongoing merger litigation proceedings.

Valneva recorded an operating loss of €150.4 million in the first half of 2022 compared to €86.2 million in the first half of 2021, of which the COVID-19 operating loss represented €110.7 million and €55.5 million as of June 30, 2022 and 2021 respectively and the other segments represented €39.7 million in the first half of 2022 compared to €30.7 million in the first half of 2021. Adjusted EBITDA (as defined below) loss in the first half of 2022 was €136.0 million compared to an adjusted EBITDA loss of €80.1 million in the first half of 2021.

Net Result

In the first half of 2022, Valneva generated a net loss of €171.5 million compared to a net loss of €86.4 million in the first half of 2021.

Finance expense and currency effects in the first half of 2022 resulted in a net finance expense of €18.8 million, compared to a net finance income of €0.5 million in the first half of 2021. This was mainly a result of a foreign exchange loss amounting to €10.7 million in the first half of 2022, primarily driven by revaluation results of non-Euro denominated balance sheet positions, compared to a net foreign exchange gain of €8.7 million in the first half of 2021. Interest expenses net of interest income were €8.2 million in the first half of 2022 compared to €8.2 million in the first half of 2021.

Cash Flow and Liquidity

Net cash used in operating activities amounted to €100.2 million in the first half of 2022 compared to €84.2 million of cash generated by operating activities in the first half of 2021. Cash outflows in the first half of 2022 were mainly related to the operating loss generated in the period, while during the first half of 2021 cash inflows mainly resulted from pre-payments received related to the vaccine supply agreement signed with the UK government.

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Cash outflows from investing activities amounted to €16.0 million in the first half of 2022 compared to €39.9 million in the first half of 2021, both mainly a result of COVID-19-related construction activities across production sites in Scotland and Sweden, as well as equipment purchases.

Net cash generated from financing activities amounted to €105.0 million in the first half of 2022, which was mainly a result of proceeds from the equity subscription agreement with Pfizer as well as disbursements from the credit facility provided by Deerfield & Orbimed. Cash inflows in the first half of 2021 amounted to €78.7 million which was mainly a result of proceeds from issuance of new shares in the U.S. initial public offering and European private placement (Global Offering).

Cash and cash equivalents decreased to €336.2 million as of June 30, 2022, compared to €346.7 million as of December 31, 2021. The cash decrease mainly resulted from ongoing COVID-19-related investments into fixed assets and R&D expenses.

Non-IFRS Financial Measures

Management uses and presents IFRS results, as well as the non-IFRS measure of Adjusted EBITDA to evaluate and communicate its performance. While non-IFRS measures should not be construed as alternatives to IFRS measures, management believes non-IFRS measures are useful to further understand Valneva’s current performance, performance trends, and financial condition.

Adjusted EBITDA is a common supplemental measure of performance used by investors and financial analysts. Management believes this measure provides additional analytical tools. Adjusted EBITDA is defined as earnings (loss) for the period before income tax, finance income/expense, foreign exchange gain/(loss), results from investments in associates, amortization, depreciation, and impairment.

A reconciliation of Adjusted EBITDA to net loss for the period, which is the most directly comparable IFRS measure, is set forth below:

€ in million	6 months ending June 30
(unaudited results, consolidated per IFRS)	2022	2021
Loss for the period	(171.5)	(86.4)
Add:
Income tax expense	2.3	0.7
Total Finance income	(0.0)	(0.2)
Total Finance expense	8.2	8.4
Foreign exchange gain/(loss) – net	10.7	(8.7)
Result from investments in associates	(0.0)	0.1
Amortization	3.5	3.1
Depreciation	7.7	3.0
Impairment	3.3	-
Adjusted EBITDA	(136.0)	(80.1)

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About Valneva SE

Valneva is a specialty vaccine company focused on the development, manufacturing and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. The Company takes a highly specialized and targeted approach to vaccine development and then applies its deep understanding of vaccine science to develop prophylactic vaccines addressing these diseases. Valneva has leveraged its expertise and capabilities both to successfully commercialize two vaccines and to rapidly advance a broad range of vaccine candidates into and through the clinic, including candidates against Lyme disease, the chikungunya virus and COVID-19, which was approved by the EMA and MHRA during the second quarter of 2022.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP, Global Communications and European Investor Relations M +33 (0)6 4516 7099 investors@valneva.com	Joshua Drumm, Ph.D. VP, Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements

This press release contains certain forward-looking statements relating to the business of Valneva, including but not limited to statements regarding expected total revenues and R&D spending for full fiscal year 2022, product sales, possible regulatory approvals of product candidates, the re-shaping of the Company’s operations, and initiation of clinical trials. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be indicative of future results. In some cases, you can identify forward-looking statements by words such as "could," "should," "may," "expects," "anticipates," "believes," "intends," "estimates," "aims," "targets," or similar words. These forward-looking statements are based on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties involved in the development and manufacture of vaccines, unexpected clinical trial results, regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, the ability to obtain or maintain patent or other proprietary intellectual property protection, the cancellation of existing contracts, and the impact of the COVID-19 pandemic, the occurrence of any of which could substantially harm Valneva’s business, financial condition, prospects and results of operations. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made during this presentation will in fact be realized. Valneva is providing the information in this press release as of the date hereof and disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

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